United States securities and exchange commission logo





                             March 2, 2021

       Alan I. Edrick
       Chief Financial Officer
       OSI SYSTEMS INC
       12525 Chadron Avenue
       Hawthorne, CA 90250

                                                        Re: OSI SYSTEMS INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed August 21,
2020
                                                            Form 10-Q for the
Period Ended December 31, 2020
                                                            Filed January 29,
2021
                                                            File No. 000-23125

       Dear Mr. Edrick:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2020

       Note 15. Segment Information, page F-39

   1. We note the disaggregated revenue disclosures presented. In light of the significance of service revenues to
total revenues and noting that your services are provided by each of your segments, please
tell us what consideration was given to also separately
                                                        disclosing product
revenue and service revenue by segment, as well as similar disclosures on 'point-in-time'
versus 'over time' revenues. Tell us how you considered the guidance in
                                                        ASC 606-10-50-5 through
7 and ASC 606-10-55-89 through 91 in reaching your
                                                        conclusion.
 Alan I. Edrick
OSI SYSTEMS INC
March 2, 2021
Page 2
Form 10-Q for the Period Ended December 31, 2020

Note 11. Income Taxes, page 22

2. We note that you present in this note an effective tax rate excluding the impact of discrete tax items, which appears to be a non-GAAP measure. Please refer to the guidance in Item
         10(e)(1)(ii)(C) of Regulation S-K which prohibits you from presenting non-GAAP measures on the face of or in the notes to your financial statements, and revise future filings to comply. Also, revise your similar disclosures on page 27 in MD&A to provide all disclosures required by Item 10(e) of Regulation S-K.
Results of Operations, page 26

3. We note your discussion of gross profit only addresses the impact of increased or decreased revenues. Given the significant changes we note in your cost of goods sold in the reported periods, in order to assist an investor's understanding, please revise future filings to also address the impact of changes in your cost of goods sold on your gross profit. Separately quantify and discuss factors responsible for changes in cost of goods sold, including the impact of material variances in components that offset each other within periods. Please consider providing a similar discussion at the segment level. Refer to FR-72.

4. Please revise the discussion of your results of operations throughout your future filings to not only highlight the reasons for the changes in your income statement line items but to also quantify the impact of each material factor on your results and to describe the reasons underlying each change, including the impact of material variances in components that offset each other within line items. Also, in your future discussions avoid terms such as "primarily" or "partially offset". Refer to FR-72.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Martin James, Senior Advisor, at
(202) 551-3671 with any questions.



FirstName LastNameAlan I. Edrick                               Sincerely,
Comapany NameOSI SYSTEMS INC
                                                               Division of
Corporation Finance
March 2, 2021 Page 2                                           Office of
Manufacturing
FirstName LastName